Exhibit 99.5

Best Listed Companies for Shareholders

On September 11, Capital Aberto magazine presented Perdigão with the Silver Award for the Best Listed Companies for Shareholders, in the Market Capitalization from R$ 5 to 15 billion category. This is the third occasion on which the award has been presented and involved the evaluation of 86 companies.

The ranking was prepared and implemented in partnership with Stern Stewart Consultancy and conducted under the guidance of Professor Alexandre di Miceli da Silveira, executive coordinator of the Center for Studies in Corporate Governance of FIPECAFI (Institute for Accounting, Actuarial and Financial Research Foundation). The criteria analyzed cover: liquidity, economic return of the Company (variation of the EVA between 2006 and 2007), economic return of the share (Total Shareholder Return – Cost of Capital), Corporate Governance and Sustainability.

Another prize recently won by Perdigão was Value Creation – Food Sector – 2007 edition, awarded by Abrasca - Brazilian Association of Listed Companies.

São Paulo (SP), September 12 2008.

Leopoldo Viriato Saboya

Finance and Investor Relations Director